SEC FILE NUMBER
001-34504
CUSIP NUMBER
006739106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Addus HomeCare Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

6801 Gaylord Parkway, Suite 110

Address of Principal Executive Office (Street and Number)

Frisco, TX 75034

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Addus HomeCare Corporation (“Addus”) will not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”) within the prescribed time period. As previously disclosed, Addus was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) in order to complete the valuation of a non-cash implicit price concession related to revenue and accounts receivable, including the periods to which it relates, and to perform the related internal controls assessment. Until Addus finalizes the Form 10-K it will be unable to file the Form 10-Q without unreasonable effort and expense. Addus intends to file the Form 10-Q as soon as reasonably practicable after filing the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Brian Poff	(469)	535-8200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☑

Addus has not filed its Annual Report on Form 10-K for the year ended December 31, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting significant improvements in results of operations as follows: net service revenues have increased to $190.2 million for the three month period ended March 31, 2020 from the three month period ended March 31, 2019, net income increased to $8.7 million and net income per diluted share increased to $0.54 for the three month period ended March 31, 2020 from the three month period ended March 31, 2019, and cash on hand as of March 31, 2020 increased to approximately $130.5 million from March 31, 2019. The results presented are preliminary, unaudited, and subject to change pending the filing of the Form 10-K and the Form 10-Q. Refer to the Current Report on Form 8-K filed on May 4, 2020 for additional information.

Certain matters discussed herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words such as “expect,” “anticipate,” and similar expressions. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effect on the registrant. Forward-looking statements involve a number of risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including the anticipated impact to our business operations, reimbursements and patient population due to the recent global pandemic, caused by a novel strain of the coronavirus (COVID-19), discretionary determinations by government officials, the consummation and integration of acquisitions, anticipated transition to managed care providers, the registrant’s ability to successfully execute its growth strategy, unexpected increases in SG&A and other expenses, expected benefits and unexpected costs of acquisitions and dispositions, management plans related to dispositions, the possibility that expected benefits may not materialize as expected, the failure of the business to perform as expected, changes in reimbursement, changes in government regulations, changes in the registrant’s relationships with referral sources, increased competition for the registrant’s services, changes in the interpretation of government regulations, the uncertainty regarding the outcome of discussions with managed care organizations, changes in tax rates, the impact of adverse weather, higher than anticipated costs, lower than anticipated cost savings, estimation inaccuracies in future revenues, margins, earnings and growth, whether any anticipated receipt of payments will materialize, the registrant’s ability to maintain effective internal control over financial reporting, and other risks set forth in the Risk Factors section in the registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2019 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019, which are available at www.sec.gov. The registrant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Addus Homecare Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 4, 2020	By:	/s/ Brian Poff
		Name:	Brian Poff
		Title:	Executive Vice President and Chief Financial Officer